Exhibit 7.03

Execution Version

FRAMEWORK AGREEMENT

THIS FRAMEWORK AGREEMENT (this “Agreement”) is made as of July 24, 2013, among ChinaAMC Capital Management Limited, a company incorporated under the laws of the Cayman Islands, having its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (the “Sponsor”), Accurate Global Limited (“Accurate”), Advanced Orient Limited (“Advanced”) and CSOF Technology Investments Limited (“CSOF”, Accurate and Advanced, each a company incorporated under the laws of the British Virgin Islands, each having its registered office at Offshore Incorporations Centre, P.O. Box 957 Road Town, Tortola, British Virgin Islands, together, the “Existing Shareholders”). Each of the Sponsor and the Existing Shareholders is referred to herein as a “Party” and collectively, the “Parties.”

WHEREAS, on June 6, 2013, the Sponsor and Mr. Tianwen Liu (the “Founder”) entered into a Consortium Agreement (the “Consortium Agreement”), pursuant to which the Sponsor and the Founder formed a consortium to undertake a transaction (the “Transaction”) to acquire iSoftStone Holdings Limited (the “Company”);

WHEREAS, the Existing Shareholders have expressed interest in joining the Sponsor to pursue the Transaction, and the Sponsor has agreed to pursue the Transaction together with the Existing Shareholders, subject to the terms set forth herein;

WHEREAS, the Founder has consented to the Sponsor proceeding together with the Existing Shareholders to pursue the Transaction; and

WHEREAS, terms used in this Agreement which are defined in the Consortium Agreement shall have the meanings specified therein, as applicable (unless otherwise defined herein).

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Participation in the Transaction; Information Sharing.

(a) Each of the Existing Shareholders agrees with the Sponsor to participate in the Transaction on the terms set forth in this Agreement; provided, that each of the Existing Shareholder acknowledges and agrees that the Founder and the Sponsor shall in good faith take the lead in evaluating, structuring and negotiating the Transaction, and the terms of the Definitive Agreements. The Sponsor agrees that the terms of the Definitive Agreements shall be approved by each of the Sponsor, the Founder and the Existing Shareholders.

(b) Subject to its agreement of the terms of the Definitive Agreements, in connection with the Transaction, each of the Existing Shareholders agrees to either (i) transfer, contribute and deliver, and cause its affiliates to transfer, contribute and deliver, the Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by such Existing Shareholder or its affiliates (“Existing Shareholder’s Shares”) to Parent in exchange for equity of Parent or (ii) (x) have the Existing Shareholder’s Shares held by such Existing Shareholder or its affiliates cancelled for nil consideration and (y) subscribe, or cause its affiliates to subscribe, for equity of Parent.

(c) Subject to the confidentiality agreements between the Company and each of (i) the Sponsor and (ii) the Existing Shareholders, the Sponsor agrees to share with the Existing Shareholders (x) the information reasonably necessary for the Existing Shareholders to evaluate their participation in the Transaction, (y) any material development of the negotiation with the Company in respect of the Transaction and (z) the drafts of the Definitive Agreements.

2. Commitment of the Existing Shareholders.

(a) During the Exclusivity Period, each of the Existing Shareholders agrees that it will deal exclusively with the Consortium (including the Founder) with respect to the Transaction and will not, and will cause its Representatives acting in such capacity not to, without the written consent of the other Parties: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions or negotiations with the Company or any third party with respect to a Competing Transaction; (ii) provide any information to any third party with a view to the third party pursuing a Competing Transaction; or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) in connection with a Competing Transaction.

(b) During the Exclusivity Period, each of the Existing Shareholders will not, and will not permit its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Existing Shareholder’s Shares (in each instance a “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Existing Shareholder’s Shares or any right, title or interest thereto or therein except as contemplated under this Agreement and the Definitive Agreements, or agree (whether or not in writing) to take any of the foregoing actions in this clause (i); (ii) deposit any Existing Shareholder’s Shares into a voting trust or grant any proxy or enter into a voting agreement, power of attorney or voting trust with respect to any Existing Shareholder’s Shares; (iii) finance or offer to finance any Competing Transaction, including by offering any equity or debt finance in support of any Competing Transaction; (iv) take any action that would have the effect of preventing, disabling or delaying any of the Consortium Members (including the Founder) or their affiliates from performing their obligations under this Agreement or the Consortium Agreement; or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (ii), (iii) or (iv) of this Section 2(b).

(c) Each of the Existing Shareholders shall (i) immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction; and (ii) shall notify the Sponsor immediately if such Existing Shareholder or any of its Representatives receives any approach or communication with respect to any Competing Transaction and shall disclose to the Sponsor the identity of any other persons involved and the nature and content of the approach or communication during the Exclusivity Period.

(d) During the Exclusivity Period, each of the Existing Shareholders shall vote or cause to be voted all of the Existing Shareholder’s Shares held by such Existing Shareholder (i) in favor of the adoption of the Merger Agreement and the Transaction, and (ii) against any Competing Transaction at any shareholders meeting of the Company.

For purposes of this Section 2, “Exclusivity Period” shall mean the period beginning on the date hereof and ending on the earlier of (a) the expiry of the Exclusivity Period in the Consortium Agreement, and (b) the date that is 12 months after the date hereof; provided that if the Definitive Agreements are executed by the Sponsor, the Founder and the Existing Shareholders within 12 months after the date hereof, the Exclusivity Period shall be extended to the date until the earlier of (a) the consummation of the Transaction and (b) the termination of the Merger Agreement in accordance with the terms thereof.

3. Expenses and Fees.

(a) Each of the Existing Shareholders agrees to bear the out-of-pocket costs and expenses in connection with the Transaction incurred prior to the termination of this Agreement that are payable by the Consortium as if it were an additional Consortium Member as provided in Section 7 of the Consortium Agreement.

(b) Each of the Existing Shareholders shall be responsible for the fees and costs incurred by such Existing Shareholder, including fees and costs for separate Advisors retained by such Existing Shareholder.

4. Warranties.

(a) Each Parties represents and warrants in respect of itself to each other Parties, as an inducement to that Party to enter into this Agreement, that (i) it has full power and authority to execute, and perform its obligations under, this Agreement and to proceed with the Transaction; (ii) the execution, delivery and performance of this Agreement has been properly authorized by all required corporate action of such Party; (iii) the execution, delivery and performance of this Agreement will not violate, to the extent applicable, the provisions of the charter or bylaws, memorandum or articles of association or other constituent document of such Party or conflict with or constitute a breach of or default under any agreement to which a Party or by which or any of its assets or property is bound; (iv) this Agreement constitutes a valid and binding obligation on it in accordance with its terms; and (v) it has made adequate arrangements to ensure that the required funds are available to effect payment in full for its share of the fees and expenses of the Transaction.

(b) Each of the Existing Shareholders represents and warrants that (i) as of the date of this Agreement, it holds of record the Existing Shareholder’s Shares free and clear of any encumbrances or restrictions, (ii) it has the sole right to control the voting and disposition of the Existing Shareholder’s Shares, and (iii) as of the date of this Agreement, it does not directly or indirectly own any Shares or other securities of the Company, other than the Existing Shareholder’s Shares.

5. Confidentiality. No announcement regarding the subject matter of this Agreement shall be made (i) by the Sponsor without the prior written consent of the Existing Shareholders, but only to the extent such announcement specifically includes or refers to the Existing Shareholders, or (ii) by the Existing Shareholders without the prior written consent of the Sponsor, in each case except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange (but only as far as practicable and lawful after the form and terms of that announcement have been provided to the Sponsor or the Existing Shareholders, as applicable, and the Sponsor or the Existing Shareholders, as applicable, have had a reasonable opportunity to comment on the form and terms of such announcement, in each case, to the extent reasonably practicable). The consents required by this Section 5 shall not be unreasonably withheld or delayed.

6. Provisions Incorporated by Reference. Sections 9 (Remedies), 10 (Limitation on Liabilities), 11 (Governing Law; Arbitration), 12 (No Modification), 13 (No Waiver of Rights), 14 (Counterparts; Entire Agreement), 15 (Severability), 16 (Successors) and 17 (No Third Party Beneficiaries) of the Consortium Agreement shall apply in this Agreement as if incorporated herein mutatis mutandis, on the basis that the references to “the Consortium Members” in such sections shall be deemed for purposes of this Section 6 to be a reference to “the Parties”, and references in such sections to “this Agreement” shall be deemed to mean this Agreement.

7. Termination.

(a) This Agreement shall terminate upon the earlier of: (i) delivery of a written notice of termination by the Sponsor to the Existing Shareholders, which notice shall be delivered upon the good faith determination of the Sponsor that the Existing Shareholders will not agree to any proposed material term of the Definitive Agreements; (ii) the mutual written agreement by the Parties; (iii) the execution and delivery of the Definitive Agreements by the Sponsor, the Founder and the Existing Shareholders; and (iv) by any Party after the date 12 months after the date hereof; provided, that a termination of this Agreement under this Section 7 shall not release any Party from its obligations or liabilities incurred prior to such termination.

(b) Notwithstanding anything to the contrary herein, (i) if this Agreement is terminated pursuant to clause (i) of Section 7(a), each of the Existing Shareholders agrees that during the Exclusivity Period, it will not deal with any third party other than the Consortium (including the Founder) with a view to pursue a Competing Transaction and accordingly will not take any of the actions described in Section 2(a) and clauses (ii) (iii), (iv) and (v) of Section 2 (b), provided, that for purposes of this clause (i) of Section 7(b), the reference to “5%” in the definition of “Competing Transaction” shall be deemed to be the reference to “8%”, (ii) if this Agreement is terminated pursuant to clause (iii) of Section 7(a), Section 2 shall survive the termination of this Agreement and shall continue to be binding upon the Existing Shareholders, and (iii) Sections 5, 6 and 7 shall survive the termination of this Agreement for any reason.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Accurate Global Limited

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director

Advance Orient Limited

By:	/s/ Richard Tang
Name:	Richard Tang
Title:	Director

CSOF Technology Investments Limited

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director

Framework Agreement

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

ChinaAMC Capital Management Limited

By:	/s/ Haiyong Cheng
Name:	Haiyong Cheng
Title:	Authorized Person

Framework Agreement

Signature Page